Oppenheimer & Co. Inc.
85 Broad Street
New York, NY 10004

June 16, 2020

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Brickell Biotech, Inc. (the “Company”) Registration Statement on Form S-1 (File No. 333-238298)

Ladies and Gentlemen:

In connection with the above-captioned registration statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), Oppenheimer & Co. Inc., as the representative of the underwriters, hereby joins in the request of the Company that the effective date of such registration statement be accelerated to 4:00 p.m. (New York time) on June 17, 2020, or as soon thereafter as practicable.

In making this request the undersigned acknowledges that the underwriters are aware of their obligations under the Act as they relate to the public offering of securities pursuant to the registration statement.

[Signature Page Follows]

Very truly yours,

OPPENHEIMER & CO. INC.
As the Representative of the Underwriters

By:	/s/ Michael A. Margolis, R.Ph.
Name:	Michael A. Margolis, R.Ph.
Title:	Managing Director, Co-Head of Healthcare Investment Banking